SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SÃO PAULO, OCTOBER 1, 2012 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B+, Moody`s: B3), the largest low-cost and low-fare airline in Latin America, hereby announces an additional purchase order for 60 Boeing 737 MAX Aircrafts from Boeing, which will be delivered as of 2018. The Company will use the new aircraft mainly to renew its fleet in the future. This decision is in line with GOL’s commitment to increasing its operational efficiency with a young, modern and safe fleet.

Since the beginning of GOL’s operations, this is the largest order by a single airline in terms of aircraft numbers in the history of South American aviation. As a result, the Company, a pioneer in the use of numerous advances in the Boeing 737-700 and 737-800 family, will be responsible for launching the 737 MAX in South America and one of the first airlines in the world to operate the new aircraft.

The Boeing 737 MAX is being developed by the U.S. manufacturer and the help of GOL’s captains, engineers and technicians. The new aircraft will be equipped with LEAP-1B engines, made by CFM International, and advanced winglet technology. These improvements will reduce fuel consumption and polluting emissions by up to 13% in comparison with Boeing 737 NGs. The new aircraft will also be able to take off carrying more weight and will have increased flight autonomy.

With the 737 MAX, passengers will continue to enjoy greater comfort with the new Sky Interior cabin layout, currently installed in 15 GOL aircraft, which is equipped with LED lighting systems with eight different colors and intensity, new, bigger and more accessible overhead baggage compartments, more space between buttons and modified internal window frames  to improve the angle of vision.

“The decision to order the Boeing 737 MAX is in line with our commitment to maintaining a modern and safe fleet that will allow us to sustain our competitive advantage in the future”, declared Paulo Kakinoff, GOL’s CEO. “The new aircraft will have one of the best cost-benefit ratios in the market due to its unique operational economy, so it is also fully compatible with our low-cost model.”

GOL has maintained a partnership with the U.S. manufacturer since the beginning of its operations and is its main South American customer and one of the five largest customers of the 737 family in the world, allowing it to be one of the 737 MAX launch customers.

The commitment with Boeing has already resulted in several innovations, such as the development of 737-800 NG Short Field Performance aircraft to operate on short runways. GOL launched this model and was consequently able to operate a commercial shuttle service to and from Santos Dumont airport in Rio de Janeiro with a bigger aircraft than any other airline. The next step is the launch of 737 MAX Short Field Performance, a technology developed for GOL. The Company’s fleet plan until 2014 remains the same, as published in the 2Q12 earnings release.

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

▶ GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 810 daily flights to 63 destinations in 12 countries in South America and the Caribbean under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

ABOUT WEBJET LINHAS AÉREAS S.A.

▶ Webjet Linhas Aéreas S.A., controlled by VRG Linhas Aéreas S.A., offers around 140 daily flights to 18 Brazilian destinations, using a fleet of Boeing 737-300 and 737-800 Next Generation aircraft. In July 2011, GOL announced the acquisition of Webjet. The two companies continue to operate separately and are awaiting the transaction’s approval by the Administrative Council for Economic Defense (CADE), Brazil’s antitrust authority.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

CONTACT	▶Edmar Prado	▶André Carvalho	▶Gustavo Mendes

INVESTOR RELATIONS ri@golnaweb.com.br www.voegol.com.br/IR +55 (11) 2128-4700

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.